Exhibit 99.88
CONSENT
To: OceanaGold Corporation (the “Company”)
Re: Registration Statement on Form 40-F of the Company
The undersigned is an author of each of the reports titled “NI 43-101 Technical Report Haile Gold Mine Lancaster County, South Carolina” with a report date of March 28, 2024, and with an effective date of December 31, 2023 (the "Old Haile Expert Report") and “NI 43-101 Technical Report – Haile Gold Mine, Lancaster County, South Carolina”, dated March 27, 2026 with an effective date of December 31, 2025 (the "New Haile Technical Report" and collectively with the Old Haile Technical Report, the “Expert Reports”), originally prepared for the Company.
The undersigned understands that the Old Haile Expert Report has been superseded by the New Haile Technical Report, therefore, the Old Haile Expert Report shall be taken for historical references only.
The undersigned understands that the Company wishes to make reference to my name and the Expert Reports in the Registration Statement on Form 40-F and any amendments or supplements and/or exhibits thereto or the documents incorporated by reference therein (collectively, the “Form 40-F”). The undersigned further understands that the Company wishes to use in the Form 40-F extracts and/or information from the Expert Reports. The undersigned has been provided with a copy of the Form 40-F and has reviewed the proposed disclosures identified above.
Accordingly, in respect of the Form 40-F, the undersigned does hereby consent to:
•the use of, and references to, my name, including my status as an expert or “qualified person”;
•the use of, and references to, the Expert Reports in the Form 40-F; and
•the use, in the Form 40-F, of any quotation from, or summarization of, or extracts and information from the Expert Reports, or portions thereof, that were prepared by the undersigned, that the undersigned supervised the preparation of and/or that the undersigned has reviewed and approved.
Dated: March 27, 2026
Brooke J. Miller

/s/ Brooke J. Miller
Brooke J. Miller, MSc., CPG SRK Consulting (U.S.), Inc.